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                           December 22, 2023

       Li He
       Chief Financial Officer
       MicroAlgo Inc.
       Unit 507, Building C, Taoyuan Street,
       Long Jing High and New Technology Jingu Pioneer Park,
       Nanshan District, Shenzhen, People   s Republic of China

                                                        Re: MicroAlgo Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed December 18,
2023
                                                            File No. 333-276098

       Dear Li He:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Charli
Gibbs-Tabler at 202-551-6388 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Chihang Kuok